FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2005

Commission File Number: 1-31452

KONAMI CORPORATION

(Translation of registrant’s name into English)

Marunouchi Building

4-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-6330

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	English translation, dated June 1, 2005 of the notice of convocation of the 33rd Ordinary General Meeting of Shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONAMI CORPORATION

Date: June 1, 2005	By:	/s/ NORIAKI YAMAGUCHI
	Name:	Noriaki Yamaguchi
	Title:	Executive Vice President and CFO

NOTICE OF THE 33RD ORDINARY GENERAL MEETING OF SHAREHOLDERS

June 1, 2005

Dear Shareholder,

You are cordially invited to attend the 33rd Ordinary General Meeting of Shareholders, which will be held as described hereunder.

If you are unable to attend the meeting, you may exercise your voting rights either in writing or over the Internet (instructions overleaf). Please complete the proxy voting forms enclosed after reviewing the reference materials included. To ensure your proxy vote is counted, please complete all online procedures or return the completed postal ballot by no later than Wednesday, June 22, 2005.

Sincerely yours,

Kagemasa Kozuki
Representative Director
KONAMI CORPORATION
4-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo

MEETING AGENDA

1. Date and Time:	10:00 a.m., Thursday, June 23, 2005

2. Venue:	“Arena” of Konami Sports Corporation, 10-1, Higashi Shinagawa 4-chome, Shinagawa-ku, Tokyo
(Please be aware that the venue is different from that of the 32nd Ordinary General Meeting of Shareholders)

3. Agenda

Reports

1. Business Report, Consolidated Balance Sheet and Consolidated Statement of Income for the 33rd fiscal year (from April 1, 2004 to March 31, 2005); and on the Reports of the Financial Auditor and of the Board of Statutory Auditors regarding Consolidated Financial Statements for the 33rd fiscal year.

2. Balance Sheet and Statement of Income for the 33rd fiscal year and report on acquisition of the Company’s own shares by resolution of the Board of Directors, as authorized by the Articles of Incorporation

Proposals

Proposal 1	Acceptance of Proposed Appropriation Plan of Earned Surplus for the 33rd fiscal year

Proposal 2	Amendments to the Articles of Incorporation

A discussion of the major points of this proposal can be found on pages 41 to 42 of the attached “Reference Materials Concerning the Exercise of Voting Rights.”

Proposal 3	Election of 8 members to the Board of Directors

Proposal 4	Election of 1 Corporate Auditor

Proposal 5	Retirement allowances for a retiring member of the Board of Directors

Proposal 6	Issuance of new equity subscription rights in the form of stock options

A discussion of the major points of this proposal can be found on pages 46 to 54 of the attached “Reference Materials Concerning the Exercise of Voting Rights.”

*	If attending the meeting in person, please remember to bring the ballot enclosed with these materials and hand it to the receptionist at the Meeting.

[This is an English translation of the Report for the 33rd Fiscal Year (the “Report”) of Konami Corporation (“Konami”) provided for your reference and convenience. This translation includes a translation of the audit report of KPMG AZSA & Co., Konami’s independent auditor, of the financial statements included in the original Japanese language Report.]

Procedures for Proxy Voting

If you are unable to attend the meeting, you may exercise your voting right by following one of the procedures described below.

Voting by Mail

To vote by mail, please indicate on the enclosed voting form your approval or disapproval of the proposal, affix your seal, and return the completed form to us. All forms must be received no later than Wednesday, June 22, 2005.

Procedures for proxy voting by electronic means

Shareholders are asked to follow the procedures detailed below if they wish to exercise their voting rights using the Internet.

1.	Shareholders may only exercise their voting rights online through the dedicated voting website designated by the Company. This voting website may be also accessed by mobile phone.

Voting website URL: http://www.webdk.net

2.	Shareholders choosing to exercise their voting rights online need to use the voting code and password specified on the enclosed voting form. Once you have entered the site, please vote for or against the resolution by following the instructions on screen.

3.	Online votes may be accepted up to Wednesday, June 22, 2005. However, shareholders are kindly requested to register online votes as early as possible to facilitate the counting of online votes.

4.	If you duplicate your vote, i.e., if you exercise your voting rights both by mail and via the Internet, we will consider only the Internet vote to be valid.

5.	If you vote a number of times over the Internet, or if you duplicate your vote using a PC and a mobile phone, we will consider the final vote to be the valid one.

6.	Any connection fees to the Internet providers or time charges (telephone charges, etc.) incurred by shareholders in exercising votes online are to be borne by the shareholders.

—System requirements for voting by electronic means

    The following systems are required to access to the voting website.

(1)	Internet access.

(2)	Shareholders choosing to exercise their voting rights using a PC should note that the site only supports the following browser software: Microsoft® Internet Explorer 5.5 or above, Netscape® 6.2 or above. The site supports any hardware platform running the software specified above.

(3)	Shareholders choosing to exercise their voting rights using a mobile phone should note that a handset model that supports 128-bit SSL (encrypted) communication is required (for security reasons, the site has been designed only to be accessible by mobile phones with 128-bit SSL encryption technology).

(Microsoft® is a registered trademark in the United States and other countries of Microsoft Corporation of the U.S. Netscape® is a registered trademark in the United States and certain other countries of Netscape Communications Corporation.)

1. Business Performance

(1) Konami Group Business Conditions and Results

In the consolidated fiscal year ended March 31, 2005, corporate performance improved and the Japanese economy grew steadily on the whole. However, personal consumption still lagged behind and full-scale recovery is yet to be attained. The U.S. economy expanded steadily, the Chinese economy maintained steady growth, and a healthy recovery was observed generally on the global stage.

In the entertainment industry in which we operate, sales of home video game software grew steadily on a global scale. Nintendo and Sony both released new-style portable game consoles in the domestic and North American markets. In the health industry, demand is growing, especially in the middle-aged and senior groups, in light of the trend of increasing health consciousness. In Japan, where membership in sports clubs is relatively low compared to that in Europe and the U.S., the market is expected to grow with increased interest in health.

Under these circumstances, in the Computer & Video Games segment, we launched the long-awaited big product, METAL GEAR SOLID 3 SNAKE EATER in Japan, the U.S., and Europe and achieved favorable sales. WINNING ELEVEN and PRO EVOLUTION SOCCER, popular soccer game series, together tallied double million sales in Japan and Europe for each of the last three consecutive years. As a result of these achievements, the Computer & Video Games segment was able to achieve total annual shipments of over 20 million units for four consecutive years.

In the Toy & Hobby segment, sales of Yu-Gi-Oh! trading card game continued to grow steadily in the Japanese, U.S., and European markets. We also introduced the PLAY-POEMS series, a new genre of virtual game, in the domestic market.

In the Amusement segment, products utilizing “e-AMUSEMENT” services, such as MAH-JONG FIGHT CLUB, enjoyed large sales. We exhibited numerous new products at the “AOU2005 Amusement EXPO” held in February 2005.

Sales in the Gaming segment increased steadily with the acquisition of gaming licenses and an expanded line-up of products. Sales of not only the traditional gaming machines but also gaming control systems are well underway, with a view to expanding business operations.

In the Health & Fitness segment, our network of nationwide fitness club facilities is being expanded. The Konami Group is putting in a good amount of effort to accept entrustment of management of sports clubs owned by municipal governments, and the number of sports clubs entrusted to the Group totaled 48 facilities as of the end of March 2005. We exhibited numerous exercise machines both for institutional use and home use at the world’s largest fitness trade show, IHRSA (International Health, Racquet & Sports Club Association) 2005 held in San Francisco in March 2005. These machines attracted a high level of interest among visitors.

As a result, consolidated net revenue for the year ended March 31, 2005 amounted to ¥ 260,691 million, consolidated operating income was ¥ 28,136 million, consolidated income before tax was ¥ 27,442 million, and consolidated net income was ¥ 10,486 million.

In the Computer & Video Games segment, WORLD SOCCER WINNING ELEVEN 8, the popular soccer game for PlayStation2, recorded million sales for each of three consecutive years in the domestic market.

Also, the popular series of JIKKYO PAWAFURUPUROYAKYU 11 sold a total of over 700,000 units for the PlayStation2 and Nintendo GameCube versions. As for Konami’s original titles, we released METAL GEAR SOLID 3 SNAKE EATER, the latest product in the globally acclaimed METAL GEAR SOLID series, for the Christmas season and recorded sales of more than 800,000 units. Sales of Suikoden IV for PlayStation2 remained strong, matching the solid performance of the previous production. In the area of comic content, THE PRINCE OF TENNIS series and the Korokke series remained popular among primary and junior high school students.

In North America, METAL GEAR SOLID 3 SNAKE EATER was released in autumn ahead of other markets and recorded sales of 1.5 million units. The Yu-Gi-Oh! series continues to enjoy popularity. More than 1.5 million sales units in the series have now been sold, including the titles Yu-Gi-Oh! Capsule Monsters (PlayStation2 version) and Yu-Gi-Oh! Destiny Board Traveler (Game Boy Advance version). As for the Dance Dance Revolution series, sales for the whole series, including DDR Extreme for the PlayStation2 version, also reached 1.3 million units.

In Europe, we released PRO EVOLUTION SOCCER 4 for PlayStation2, Xbox and PC in October 2004.

The title turned out to be a big hit, selling a total of 3.5 million units for the whole series. METAL GEAR SOLID 3 SNAKE EATER recorded million sales right after its release in March 2005. The Yu-Gi-Oh! Series continues to be popular in Europe as well, and the total shipment of the series amounted to 1.2 million units.

As a result, consolidated net revenue of the Computer & Video Games segment was ¥ 94,444 million for the year ended March 31, 2005 (102.1% of the year ended March 31, 2004).

As in the previous year, the Toy & Hobby segment developed its business operations focusing on a line-up of boys’ toys. As for new initiatives in the area of boys’ toys, we concentrated attention on the expanding animation market, began a full-scale drive to plan and develop an original TV animation series called Get Ride! AMDRIVER, and launched a “media-mix” project to promote this content across a variety of media.

Also, as a new product for boys’ toys, we released THE JUSTIRISERS as a follow-up to GRANSAZERS, one after another, in line with the TV program aired from October 2004. In November 2004 we started the release of the PLAY-POEMS series, a new type of virtual game loaded with high-performance semiconductor chips, POEMS, and we are striving to expand new markets. As for Yu-Gi-Oh! trading card games, although there has been some decrease in sales compared to the previous year in Europe, looking at the trading card game market as a whole, we were able to maintain a steady level of sales. In Japan we recorded robust sales exceeding the level of the preceding year.

As a result, the consolidated net revenue of the Toy & Hobby segment was ¥ 41,008 million for the year ended March 31, 2005 (71.4 % of the year ended march 31, 2004).

In the Amusement segment, products exploiting e-AMUSEMENT services for amusement arcades, such as the MAH-JONG FIGHT CLUB series, a full-fledged mah-jong game which allows direct competition with other players at other game locations nationwide online, and QUIZ MAGIC ACADEMY II, the newest title in a quiz game series allowing intellectual competition with other players, received favorable reviews. Variation products of music simulation game series, most notably drummania, GUITARFREAKS, and pop’n music, also sold steadily.

As for token-operated products, the new product Wing Fantasia, a snake-and-ladder-type game which creates an exciting variety of party-game fun previously unattainable with traditional large-scale token-operated games, and GI-TURFWILD, a large-scale token-operated horseracing game machine which provides a higher degree of realistic sensations and more advanced game features than GI-WINNING SIRE, both generated strong sales.

As a result, consolidated net revenue of the Amusement segment was ¥ 37,582 million for the year ended March 31, 2005 (106.1 % of the year ended March 31, 2004).

Two centers of activity for our Gaming segment are North America and Australia. In North America we mainly deploy video slot machines, our main product, and ADVANTAGE SERIES, a new generation of Mechanical Slot Machines introduced in the last fiscal year. During the current term under review, sales grew at an especially rapid pace in the states of Nevada, California, Michigan, and Wisconsin. In Canada we started sales activities in the provinces of British Columbia and Quebec, expanding both sales areas and amounts. Sales of Forcise, our first casino control system, are getting on track with steadily increasing orders.

Although the Australian market leveled off, we secured sales in the country with video slot titles such as EGYPTAGON. At the same time, we are pressing forward to develop overseas markets.

As a result, consolidated net revenue of the Gaming segment was ¥ 11,643 million for the year ended March 31, 2005 (106.4 % of the year ended March 31, 2004).

With regard to management of fitness clubs in the Health & Fitness segment, we expanded our network of Konami Sports Club facilities further and opened eight facilities, including renovations and consolidations, in Fukuoka Tenjinn (Fukuoka prefecture), Oita Akeno (Oita prefecture), Ogaki (Gifu prefecture) and the Head Office Nishinomiya Annex (Hyogo prefecture). As for new products and services, we introduced in April 2004 a new corporate membership system which offers members a choice between pay-per use and pay-per month, and under which members’ families aged 16 years or over can use the facilities. We also newly created a “gymnasts course” in our “Undo-Jyuku” sports school to train young gymnasts in the hopes of contributing to the further development of Japanese sports. Also, as a step toward strengthening the structure of swimming competitions, we set up an organizational system in support of instructors and swimmers. In order to enhance safety and provide high quality services at the facilities, we have installed and introduced an automated external defibrillator (AED) in all the facilities of Konami fitness clubs.

In the area of fitness products for commercial use, we newly equipped our exercise facilities with the EZ series products developed based on our network technologies and knowledge in the entertainment business.

These products have already received highly favorable reviews from members. In the area of home use, we released Refreshmentbike, a home use fitness machine capable of generating highly concentrated oxygen and negative ions, and Kenshin-Keikaku, a PC software application to display and manage exercise data stored in e-walkeylife, a pedometer with multi-functions. We also released our original supplements, most notably, FLAVANGENOL UP 50 and FLAVANGENOL MSMPLUS, to further promote expansion of our product line-up.

As a result, consolidated net revenue of the Health & Fitness segment was ¥ 79,105 million for the year ended March 31, 2005 (100.3 % of the year ended March 31, 2004).

(2) Konami Group Capital Expenditures and Financing Activities

Capital expenditures in the fiscal year ended March 31, 2005 totaled ¥16,891 million. Principal capital investments were in new sports and fitness club facilities and related renovations and in the construction of internal backbone systems.

Capital spending was financed primarily from cash and deposits and operating cash flow, with some additional financing from bank loans. The Company plans to redeem its No. 3 straight corporate bond issue (¥15.0 billion, maturing in September 2005) using cash reserves. Going forward, the Company plans to maintain current financing levels to fund dynamic business development and to ensure adequate short-term liquidity.

(3) Operating Results and Assets

1) Consolidated operating results and assets (U.S. GAAP)

(Millions of Yen, except per share data)

Years ended March 31	2002	2003	2004	2005
Net revenues	225,580	253,657	273,412	260,691
Operating income (loss)	18,087	(21,870)	40,713	28,136
Net income (loss)	11,402	(28,519)	20,104	10,486
Basic net income (loss) per share (yen)	89.32	(234.58)	166.86	87.41
Total assets	328,091	278,250	294,497	304,321
Total shareholders’ equity	134,990	90,406	102,129	105,857

Notes:

1.	In line with the requirements of American Depositary Receipt issuance, the figures for consolidated operating results and assets are presented in conformity with U.S. GAAP, which comprises accounting standards and principles generally accepted in the United States.

2.	In the year ended March 31, 2003, a charge of ¥47,599 million against goodwill and other intangible assets was recorded in the Health & Fitness business segment after an independent valuation by U.S. auditors determined that the book value of the relevant assets exceeded fair value.

2) Non-consolidated operating results and assets (Japanese GAAP)

(Millions of Yen, except per share data)

Years ended March 31	2002	2003	2004	2005
Net revenues	123,283	130,186	146,654	134,117
Ordinary income	11,792	13,068	16,910	13,447
Net income (loss)	8,675	(11,284)	10,381	12,794
Net income (loss) per share (yen)	67.96	(92.82)	83.71	105.33
Total assets	208,896	186,668	183,031	187,798
Total shareholders’ equity	132,573	105,107	108,016	111,423

(4) Issues for Konami Group

Restructuring of business operations in order to respond to changing market conditions

Computer & Video Games, Toy & Hobby, Amusement, Health & Fitness and Gaming, the five business segments that have supported the Konami group, strengthened their respective presences, achieved good balance between creativity and profitability, and earned wide acclaim from the markets. Meanwhile, the arrival of an internet society and the development of digital technology have been rapidly eroding the business barriers among industries related to digital entertainment. This trend has accelerated since the emergence of the online game market. In order to respond to the diversifying needs of consumers, we positioned five areas (Computer & Video Games, Toy & Hobby, Amusement, On-line and Multimedia) as a unified Digital Entertainment Business and established a system that can maximize synergy effects.

Along with this business restructuring, we established three business segments to respond to the changing market conditions: the Digital Entertainment segment, the Health & Fitness segment, and the Gaming segment.

Increased profitability and injection of managerial resources into growing business areas

On April 1, 2005, we merged our three group companies engaged in the production of home videogame software and two group companies specialized in online games, music and publishing. We will be integrating and sharing our creators, intellectual property, and production know-how—resources previously separated between our three production companies. We also will pursue improved profitability by promoting an effective product line-up and streamlining operations which have become redundant or complicated over many years. With the maturation of the internet and other online environments, we will redistribute our managerial resources from videogame software to online business, an area expected to grow in the future. Through all of these efforts, we will strive to maintain the Company’s growth.

Promoting global development by implementing a Regional Corporate Structure

Given the acceleration of globalization and the transition to the internet in recent years, we are expected to comprehend the specificity of the market, which is growing globally, and respond flexibly and promptly, above and beyond business segments. We now classify the world market into four regions—Japan, America, Europe, and Asia. Henceforth we will be building an organizational structure that can achieve maximal synergy effect among the businesses in the market of each region. Three directors manage the businesses in these four markets: one oversees the Japan market, one oversees the American and European markets together, and one oversees the Asian market. Each director also takes charge of development, production, and sales, across business segments, and shoulders the role of promoting the further global development of the Konami Group by assuming ultimate responsibility in each region.

Addition of Hudson as our subsidiary

Responding to a request from Hudson, a firm which expects to report a considerable net loss for the year ended March31, 2005, to support an increase in its capitalization we decided on April 11, 2005 to accept a subscription offer to purchase additional shares of Hudson. Hudson aims to improve its financial structure through increased capital. Consequently, Hudson Soft Co., Ltd. became our consolidated subsidiary. We will support Hudson’s management reconstruction and aim for a synergy effect mainly with our online business.

2. Corporate Data

(As of March 31, 2005)

(1) Principal Business

Konami Group’s principal business and principal products are listed below.

Computer & Video Games Business:

Video game software for PlayStation 2

Video game software for PlayStation Portable

Video game software for NINTENDO DS

Video game software for GAME BOY ADVANCE

Video game software for Xbox

Video game software for NINTENDO GAMECUBE

Video game software for downloads by cellular phone

Procurement and distribution of consumer-use video game software produced by other companies

Toy & Hobby Business:

Card games

Toys for boys

Toys for babies

Educational toys

Amusement Business:

Video game machines for arcades

Music-simulation game machines

Token-operated game machines for arcades

Gaming Business:

Video and mechanical slot machines for casinos; components for the manufacture of video and mechanical slot machines

Slot machines for casino facilities

Casino control systems

Health & Fitness Business:

Operation of sports and fitness clubs

Fitness equipment

Health-related products

(2) Main Konami Group Offices

KONAMI CORPORATION

	Headquarters (Tokyo)	Chiyoda-ku, Tokyo

	Roppongi Office	Minato-ku, Tokyo

	Zama Office	Zama-shi, Kanagawa

	Kobe Office	Nishi-ku, Kobe-shi, Hyogo

	Kyobashi Office	Chuo-ku, Tokyo

Domestic subsidiaries, etc.

	Konami Computer Entertainment Studios, Inc.	Minato-ku, Tokyo

	Konami Computer Entertainment Tokyo, Inc.	Chuo-ku, Tokyo

	Konami Computer Entertainment Japan, Inc.	Minato-ku, Tokyo

	Konami Online, Inc.	Minato-ku, Tokyo

	Konami Sports Corporation	Shinagawa-ku, Tokyo

	Konami Marketing, Inc.	Minato-ku, Tokyo

Overseas subsidiaries, etc.

	Konami Digital Entertainment, Inc.	USA

	Konami Marketing, Inc.	USA

	Konami Gaming, Inc.	USA

	Konami Australia Pty Ltd.	Australia

	Konami Corporation of Europe B.V.	UK

	Konami of Europe GmbH	Germany

(3) Status of Shares

1)	Number of shares authorized	450,000,000

2)	Number of shares outstanding	128,737,566

3)	Number of shareholders	50,822

(4) The ten largest shareholders

	Shareholders’ Investment in the Company		The Company’s Investment in Major Shareholders
	Number of Shares (thousands)	Percentage of Total (%)	Number of Shares (thousands)	Percentage of Total (%)
Kozuki Holding B.V.	13,530	11.33	—	—
Kozuki Foundation for Sports and Education	13,392	11.22	—	—
The Master Trust Bank of Japan, Ltd. (Trust Account)	9,151	7.66	—	—
Japan Trustee Services Bank, Ltd. (Trust Account)	8,221	6.89	—	—
Kozuki Capital Corporation	7,000	5.86	—	—
Sumitomo Mitsui Banking Corporation	4,353	3.65	—	—
BNP PARIBAS Securities (Japan) Ltd.	2,909	2.44	—	—
Societe Generale Paris OBE Dept	2,377	1.99	—	—
Carillon DMA OTC	2,267	1.90	—	—
Deutsche Bank AG London 610	1,824	1.53	—	—

Notes:

1.	The Company holds 9,256,000 treasury stocks.

2.	Following its merger with the Kozuki Foundation for Higher Education and the Kozuki Foundation for Advanced Information Technology, both of which were leading shareholders as of March 31, 2004, the Kozuki Foundation for Sports and Athletes, which was also a leading shareholder as of March 31, 2004, was renamed the Kozuki Foundation for Sports and Education.

(5) Acquisition, Disposition, Sales, and Holdings of Treasury Stocks

1. Acquisition of shares	Common stock	1,001,995 shares
	Amount of shares acquired	¥2,605,821,000

Note:

The figure for shares acquired includes 1,000,000 shares of common stock purchased by authorization of the Board of Directors for a total acquisition cost of ¥2,600,740,500. The purchase of these shares was undertaken to ensure that the Company is able to pursue dynamic financial policies in response to changes in management and other conditions.

2) Disposition of share	Common stock	154 shares
	Amount of shares disposed	¥440,000

3) Holdings as of the end of current fiscal year	Common stock	9,256,155 shares

(6) Issuance of stock options

Outstanding new equity subscription rights are as follows:

Date of issuance resolution:	June 20, 2002
Number of stock options:	17,849
Type of shares subject to stock options:	Common stock
Number of shares subject to stock options:	1,784,900 shares
Value of stock options issued:	Issued without consideration

(7) Employees

1) Konami Group

	Number of Employees	Change from End of Previous Term
Computer & Video Games Business	1,355	(95)
Toy & Hobby Business:	223	8
Amusement Business:	603	64
Gaming Business:	329	12
Health & Fitness Business:	1,437	101
Other Business	101	(50)
Entire Company (corporate staff)	499	114
Total	4,547	154

Notes:

1.	Employees include all persons on the Konami Group payroll.

2.	Employees classified as corporate staff for the entire Company are administrative staff not assigned to any particular business segment.

2) KONAMI CORPORATION

Number of Employees	Change from End of Previous Term	Average Age (years)	Average Length of Service (years)
876	(28)	32.4	4.7

Note: Employees include all persons on the parent company payroll.

(8) Group Status

1) Major subsidiaries

Company	Capital		Voting Rights Percentage	Major Businesses
Konami Computer Entertainment Studios, Inc.		¥1,213 million	67.1	Research & development and production of consumer-use video game software

Konami Computer Entertainment Tokyo, Inc.		¥2,323 million	65.7	Research & development and production of consumer-use video game software

Konami Computer Entertainment Japan, Inc.		¥3,367 million	66.2	Research & development and production of consumer-use video game software

Konami Online, Inc.		¥300 million	100.0	Production and distribution of game-related and other content for mobile phones

Konami Sports Life Corporation		¥15,050 million	100.0	Production, manufacture and sales of sports equipment for fitness clubs

Konami Sports Corporation		¥5,041 million	(64.2) 64.2	Operation of sports clubs

Konami Media Entertainment, Inc.		¥180 million	100.0	Music production and publishing

Konami Marketing, Inc.		¥1,162 million	100.0	Domestic sales of products

Konami Real Estate, Inc.		¥10,000 million	100.0	Real estate leasing and management

Konami School, Inc.		¥80 million	100.0	Fostering and training of digital creators

Konami Career Management, Inc.		¥60 million	100.0	Personnel outplacement

Konami Digital Entertainment, Inc.	US$	21,500 thousand	(100.0) 100.0	Sales of consumer-use video game software in U.S.A.

Konami Marketing, Inc.	US$	170 thousand	(100.0) 100.0	Sales of toys and hobby products in U.S.A.

Konami Gaming, Inc.	US$	1,700 thousand	(100.0) 100.0	Production and sale of gaming machines in U.S.A.

Konami Australia Pty Ltd.	A$	3,000 thousand	100.0	Production and sale of gaming machines in Australia

Konami Corporation of Europe B.V.	Eur	9,019 thousand	100.0	Sales of toys, hobby products and products for amusement facilities in Europe

Konami of Europe GmbH	Eur	5,113 thousand	(100.0) 100.0	Sales of consumer-use video game software in Europe

Konami Marketing (Asia) Ltd.	HK$	19,500 thousand	100.0	Sales in Asia

Konami Software Shanghai, Inc.	US$	2,000 thousand	100.0	Production of consumer-use video game software in Asia

Note: Voting Rights shown in parentheses are the indirect ownership percentage, and are included in the percentage indicated in the second line.

2)	New developments in corporate consolidation

In March 2005, Konami Digital Entertainment, Inc. absorbed the operations of Konami Computer Entertainment Hawaii, Inc.

3)	Consolidated results (U.S. GAAP)

The Company consolidates 27 companies, including the 19 major subsidiaries listed above, and applies the equity method to 2 affiliated companies.

An overview of consolidated performance is provided above under the heading “1. Business Performance, (1) Konami Group Business Conditions and Results.”

4)	Other developments in corporate consolidation

In March 2005, the Company sold its entire shareholding in Genki Co., Ltd., an equity-method affiliate.

(9) Lenders, Loans and Shares Held by Lenders

		Number of shares of the Company owned by the lender
Lender	Amount of loan (millions)	Number of Shares (thousands)	Percentage of Total (%)
Sumitomo Mitsui Banking Corporation	2,783	4,353	3.65
The Bank of Tokyo-Mitsubishi, Ltd.	1,720	—	—
Mizuho Corporate Bank, Ltd.	381	—	—

(10) Directors and Corporate Auditors

Position	Name	Areas of responsibility and primary duties
Representative Director	Kagemasa Kozuki	Chairman of the Board and CEO

Representative Director	Kagehiko Kozuki	Vice Chairman

Representative Director	Noriaki Yamaguchi	Executive Corporate Officer, Vice President and CFO

Director	Toshiro Tateno	Executive Corporate Officer

Director	Tomokazu Godai	President, Maya Tec Co., Ltd.

Director	Hiroyuki Mizuno	Director, Research Institute of Kochi University of Technology (Former Vice President, Matsushita Electric Industrial Co., Ltd.)

Director	Tsutomu Takeda	Chairman, Konami Sports Corporation (Former Representative Director and President, Asatsu-DK Inc.)

Director	Akira Gemma	Senior Corporate Adviser, SHISEIDO Co., Ltd.

Standing Corporate Auditor	Noboru Onuma	(Former Director, Sakura Bank Co., Ltd.*) *Now Sumitomo Mitsui Banking Corporation

Standing Corporate Auditor	Tetsuro Yamamoto	(Former Director, Bank of Tokyo-Mitsubishi, Ltd.)

Corporate Auditor	Minoru Nagaoka	President, Capital Markets Research Institute (Former Chairman, Tokyo Stock Exchange)

Corporate Auditor	Masataka Imaizumi	Chairman, Keisatsu Kyokai (Former Superintendent-General of the Metropolitan Police Department)

Note 1:	Board members Tomokazu Godai, Hiroyuki Mizuno and Akira Gemma are external directors as defined under Article 188, Section 2-7-2 of the Commercial Code.

Note 2:	Corporate auditors Noboru Onuma, Tetsuro Yamamoto, Minoru Nagaoka and Masataka Imaizumi are external corporate auditors as defined under Article 18, Section 1 of the “Law for Special Exceptions to the Commercial Code concerning Audits, etc. of Corporations.”

Note 3:	Changes in the status of directors during the year ended March 31, 2004 were as follows.

Retired June 24, 2004 Director Satoshi Akagi Appointed June 24, 2004 Director Akira Gemma

(11) Payments to independent auditors

1)	Total payments to independent auditors by the Company and its subsidiaries:	¥209 million
2)	Of total in 1) above, total payments by the Company and its subsidiaries for certified auditing services:	¥179 million
3)	Of total in 2) above, total payments by the Company for services rendered as independent auditors:	¥110 million

Note:	The auditing contract between the Company and the independent auditors makes no distinction between auditing services based on the Law Concerning the Commercial Code and Special Treatment Under the Code for the Audit, etc. of Kabushiki Kaisha and auditing services based on the Securities & Exchange Law. Since no effective distinction can be made in practice, only the total amounts are listed.

3. Important Events Following the End of the Fiscal Year

(1) Following approval of the merger resolution at the Extraordinary General Meeting of Shareholders held on February 22, 2005, the Company merged on April 1, 2005 with three production subsidiaries, Konami Computer Entertainment Studios, Inc., Konami Computer Entertainment Tokyo, Inc., and Konami Computer Entertainment Japan, Inc.

1) Merger rationale

To date within the Computer & Video Games business segment of the Konami Group, the aforementioned three production subsidiaries have been responsible for the production of game software, while the Company, operating as a publisher, has commercialized the game software, selling the games through Konami Group sales subsidiaries. As a result of the merger, the Company has assumed the roles of these three production companies. This means that, as a game software publisher, the Company will now be able to integrate all functions ranging from product planning and production to the acquisition of merchandising rights and sales promotion. This change will promote faster and more flexible decision-making. In addition, the merger allows the Company to bring together the creative talent and to share related software production expertise that was previously distributed between three separate production subsidiaries. This will enable the Company to prioritize greater investment of resources in the online games business, which has significant growth potential. Separate to this move, the Company merged on April 1, 2005 with Konami Online, Inc., which is the main Konami Group company involved in the online games business. This additional merger will enhance the benefits of the other. These moves also promise to facilitate further synergy between the Amusement and Toy & Hobby business segments.

2) Method of merger

The Company was the surviving entity in the merger. Konami Computer Entertainment Studios, Inc., Konami Computer Entertainment Tokyo, Inc., and Konami Computer Entertainment Japan, Inc. were all dissolved in the merger.

Merger date: April 1, 2005

Merger ratio

KONAMI CORPORATION	Konami Computer Entertainment Studios, Inc.	Konami Computer Entertainment Tokyo, Inc.	Konami Computer Entertainment Japan, Inc.
1.00	0.42	1.00	0.81

Merger-related distributions

The three production companies made the distributions stipulated below to the shareholders of each company, the date of record being the day prior to the effective date of merger. These amounts were all calculated on the basis of 50% of net income for the year ended March 31, 2005, less any interim dividends.

Konami Computer Entertainment Studios, Inc.	¥0	¥(0 / share)
Konami Computer Entertainment Tokyo, Inc.	¥424 million	¥(88.00 / share)
Konami Computer Entertainment Japan, Inc.	¥271 million	¥(55.50 / share)

3) Pre-merger outline of dissolved entities

Millions of yen	Konami Computer Entertainment Studios, Inc.	Konami Computer Entertainment Tokyo, Inc.	Konami Computer Entertainment Japan, Inc.
Net revenues	9,549	12,917	8,581
Net income	448	2,623	1,453
Total assets	9,904	14,446	15,777
Shareholders’ equity	5,782	12,113	13,947
Number of employees	391	300	244
Common stock	1,213	2,323	3,366
Shares outstanding (share)	14,941,500	14,601,840	14,424,000
Type of business	Production and sale of consumer-use video game software	Production and sale of consumer-use video game software	Production and sale of consumer-use video game software

(All financial data accurate as of March 31, 2004)

(2) By resolution of the Board of Directors on April 11, 2005, the Company decided to underwrite an increase in capital by third-party allotment of Hudson Soft Co., Ltd. Following payments made on April 27, 2005, the Company acquired an equity stake of 53.99% in Hudson, which in the process became a consolidated subsidiary.

1) Rationale for acquisition of majority stake

Hudson expects to record a substantial loss for the year ended March 31, 2005, which reflects major ongoing restructuring of its operations. Since this loss would have resulted in a significant decline in the company’s net worth, Hudson requested the Company for financial assistance. The Company accepted this request, and plans to support the ongoing reconstruction of Hudson’s business. The ultimate aim is to generate synergy between Hudson and other Konami Group operations, particularly in the online gaming sector.

2) Outline of capital increase by third-party allotment

Shares acquired: 3,000,000 shares                                (acquisition cost:                 ¥1,434 million)

Payment date: April 27, 2005

3) Hudson Soft Co., Ltd.

Millions of yen

Corporate name	Hudson Soft Co., Ltd.
Net revenues	13,116
Net income	1,130
Total assets	15,417
Shareholders’ equity	9,604
Number of employees	532
Common stock	4,347
Shares outstanding (share)	16,214,000
Type of business	Production, manufacture and sale of mobile and online content and consumer-use video game software

(All financial data accurate as of March 31, 2004)

(3) The Company decided to sell its entire shareholding in Takara Co., Ltd. by resolution of the Board of Directors on April 25, 2005. The sale transaction was completed on the same day.

1) Rationale for share sale

Following a request for financial assistance from Takara Co., Ltd., the Company underwrote an increase in capital by third-party allotment for Takara in July 2000, through which the Company acquired 20,104,000 shares of Takara common stock (22.2% of shares outstanding). Due to significant changes in the business environment surrounding both companies in the four years and nine months since this action, the Company reviewed its capital relationship with Takara and decided to dispose of this shareholding.

2) Outline of share sale

Shareholding prior to disposal:	20,104,000 shares
Number of shares sold:	20,104,000 shares (sale price: ¥11,016 million)
Shareholding after disposal:	0 shares
Gain on share disposal:	¥5,555 million (parent level)
Date of sale transaction:	April 25, 2005

3) Takara Co., Ltd.

Millions of yen

Corporate name	Takara Co., Ltd.
Net revenues	68,287
Net income	2,055
Total assets	52,266
Shareholders’ equity	29,898
Number of employees	459
Common stock	18,121
Shares outstanding (share)	90,462,244
Type of business	Manufacture and sale of toys

(All financial data accurate as of March 31, 2004)

Consolidated Balance Sheet

(As of March 31, 2005)

(Millions of yen)

ASSETS:
Current assets	¥161,938
Cash and cash equivalents	89,583
Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥604 millions at March 31, 2005	33,577
Inventories	15,488
Deferred income taxes, net	18,392
Prepaid expenses and other current assets	4,898

Property and equipment, net	¥46,595

Investments and other assets	¥95,788
Investments in marketable securities	165
Investments in affiliates	5,184
Identifiable intangible assets	45,991
Goodwill	849
Lease deposits	24,216
Other assets	19,383

Total assets	¥304,321

LIABILITIES:
Current liabilities	¥99,827
Short-term borrowings	8,582
Current portion of long-term debt and capital lease obligations	16,727
Trade notes and accounts payable	16,134
Accrued income taxes	28,372
Accrued expenses	19,875
Deferred revenue	5,396
Other current liabilities	4,741

Long-term liabilities	¥73,150
Long-term debt and capital lease obligations, less current portion	52,780
Accrued pension and severance costs	2,344
Deferred income taxes, net	16,147
Other long-term liabilities	1,879

Minority interest in consolidated subsidiaries	¥25,487

Commitments and contingencies	—

SHAREHOLDERS’ EQUITY:
Common stock	47,399
Additional paid-in capital	46,736
Retained earnings	37,776
Accumulated other comprehensive income (loss)	2,217

134,128
Treasury stock	(28,271)
Total shareholders’ equity	105,857

Total liabilities, minority interests and shareholders’ equity	¥304,321

Consolidated Statement of Income

(Year ended March 31, 2005)

(Millions of yen)

Net revenues	¥260,691

Costs and expenses	232,555
Cost of revenues	180,363
Selling, general and administrative expenses	52,192

Operating income	28,136

Other income (expenses)	(694)
Interest income	518
Interest expense	(971)
Gain on sale of shares of affiliated companies	563
Other, net	(804)

Income before income taxes, minority interest and equity in net income (loss) of affiliated companies	27,442

Income taxes	7,902
Current	15,517
Deferred	(7,615)

Income before minority interest and equity in net income (loss) of affiliated companies	19,540
Minority interest in income of consolidated subsidiaries	2,761
Equity in net income (loss) of affiliated companies	(6,293)

Net income	¥10,486

Assumptions underlying preparation of consolidated financial statements

Summary of Significant Accounting Policies

1.	Basis of presentation for consolidated financial statements

The consolidated statutory report including consolidated balance sheets and consolidated statements of income has been prepared on the basis of accounting principles generally accepted in the United States of America (“U.S. GAAP”), in compliance with Article 179, Section 1 of the Commercial Code Enforcement Regulations. However, in compliance with the article, certain disclosure that is required on the basis of U.S. GAAP is omitted.

2.	Methods and standards for the valuation of assets

(1)	Marketable and Investment Securities

Marketable securities and securities held for trading purposes are stated at fair value when readily determinable. Held-to-maturity debt securities are stated at amortized cost after adjustment for any premium or discount. Gains from the sale of marketable securities are computed using the average-cost method.

(2)	Inventories

with higher possibility of bad debt loss, the allowance is determined by respective judgment.

(2)	Liability for retirement benefits

The Company’s financial statements have been prepared in conformity with Statement of Financial Accounting Standards (“SFAS”) No. 87, Employers’ Accounting for Pensions. With defined-benefit pension schemes operated by multiple business owners, SFAS No. 87 requires the recognition of net pension exp Resalable products, finished products, work-in-process, raw materials and supplies are stated at the lower of cost or market. Cost is determined by the first-in first-out method for merchandise, by the identified-cost method for software, and by averaging for all other items.

3.	Depreciation methods

Tangible fixed assets are depreciated mainly using the declining balance method while intangible fixed assets are amortized mainly using the straight-line method.

4.	Accounting standards for material reserves

(1)	Allowance for bad debts

Generally, allowance for bad debts is calculated based on the actual ratio of bad debt losses incurred. For specific accounts ense based on the value of obligatory contributions for each fiscal period.

5.	Consumption Tax

Consumption tax is excluded from the stated amount of revenue and expenses.

6.	Goodwill and intangible assets subject to amortization

Goodwill is recognized as the difference between the purchase price of the acquired company and the estimated fair value of its net assets. Intangible assets subject to amortization associated with the purchase of subsidiaries are deemed to include trademarks, employee lists, gaming licenses, existing technologies, customer relationships and franchise agreements. In accordance with SFAS No. 142, reviews are conducted at least once annually to identify any impairment against fair value for goodwill and intangible assets subject to amortization with indefinite useful lives, and a test for any impairment loss is conducted at the end of each consolidated fiscal period. Intangible assets subject to amortization with definite useful lives are amortized over a period of 2–5 years corresponding to the estimated useful life.

7.	Scope of consolidation

Major consolidated subsidiaries are listed above in “ (8) Group Status.”

8.	Rounding policy

Amounts of less than one thousand yen are rounded to the nearest unit.

Notes to Consolidated Balance Sheet

1. Accumulated depreciation of tangible fixed assets	¥47,951 million

2.	Other comprehensive income

A breakdown of other comprehensive income at the consolidated level in the year ended March 31, 2005 is as follows.

Foreign currency translation adjustments	¥2,019 million
Unrealized gains on available-for-sale securities — net	¥198 million

Accumulated other comprehensive income	¥2,217 million

Notes to Consolidated Statement of Income

Basic net income per share	¥87.41

Subsequent events

1.	A merger of the Company on April 1, 2005 with the three production subsidiaries Konami Computer Entertainment Studios, Inc., Konami Computer Entertainment Tokyo, Inc., and Konami Computer Entertainment Japan, Inc. involved the acquisition of all minority interests in these three firms. The effect of the merger on the Company’s consolidated total assets and net assets is currently being evaluated by independent third-party audit.

2.	The Company decided to underwrite an increase in capital by third-party allotment of Hudson Soft Co., Ltd. by resolution of the Board of Directors on April 11, 2005. This involved the purchase of 3,000,000 shares of common stock of Hudson for ¥1,434 million. Payment of this sum on April 27, 2005 resulted in the Company owning an equity stake of 53.99% in Hudson, which thus became a consolidated subsidiary. The effect of this transaction on the Company’s consolidated total assets and net assets is currently being evaluated by independent third-party audit.

3.	The Company decided to sell its entire shareholding in Takara Co., Ltd. by resolution of the Board of Directors on April 25, 2005. The sale transaction was completed on the same day. Takara Co., Ltd. ceased to be an equity-method affiliate as a result of this transaction.

4.	By resolution of the Board of Directors on May 10, 2005, the Company decided to table a proposal to the 33rd Ordinary General Meeting of Shareholders scheduled to be held on June 23, 2005 to approve the issuance of new equity subscription rights in the form of stock options. The Company plans to offer stock options to executive officers and employees of Konami Corporation, its subsidiaries and affiliates in a range of eight plans (A–H), as described below.

1)	Outline of issuance of stock options (Plan A)

Share issuance ceiling: 10,900 shares

Strike price: ¥2,761

Exercise period: To be determined by the Board of Directors between August 1, 2005 and December 15, 2005

2)	Outline of issuance of stock options (Plan B)

Share issuance ceiling: 24,800 shares

Strike price: ¥2,814

Exercise period: To be determined by the Board of Directors between August 1, 2005 and July 31, 2007

3)	Outline of issuance of stock options (Plan C)

Share issuance ceiling: 72,600 shares

Strike price: ¥2,857

Exercise period: To be determined by the Board of Directors between July 1, 2006 and June 30, 2008

4)	Outline of issuance of stock options (Plan D)

Share issuance ceiling: 94,900 shares

Strike price: ¥1,779

Exercise period: To be determined by the Board of Directors between August 1, 2005 and November 13, 2006

5)	Outline of issuance of stock options (Plan E)

Share issuance ceiling: 44,000 shares

Strike price: ¥1,670

Exercise period: To be determined by the Board of Directors between August 1, 2005 and July 31, 2007

6)	Outline of issuance of stock options (Plan F)

Share issuance ceiling: 51,400 shares

Strike price: ¥2,399

Exercise period: To be determined by the Board of Directors between July 1, 2006 and June 30, 2008

7)	Outline of issuance of stock options (Plan G)

Share issuance ceiling: 83,100 shares

Strike price: ¥2,146

Exercise period: To be determined by the Board of Directors between August 1, 2005 and November 13, 2007

8)	Outline of issuance of stock options (Plan H)

Share issuance ceiling: 31,200 shares

Strike price: ¥2,433

Exercise period: To be determined by the Board of Directors between July 1, 2006 and June 30, 2008

5.	By resolution of the Board of Directors on May 19, 2005, the Company decided to table a proposal to the 33rd Ordinary General Meeting of Shareholders scheduled to be held on June 23, 2005 to approve the issuance of new equity subscription rights in the form of stock options in addition to those stated in 4. above. The Company plans to offer stock options to executive officers and employees of Konami Corporation, its subsidiaries and affiliates in Plan I.

Outline of issuance of stock options (Plan I)

Share issuance ceiling: 1,150,000

Strike price: Shall be the amount calculated as the average of the closing price of the Company’s ordinary shares of each day (excluding the days on which there is no transaction of the Company’s ordinary shares) of the month immediately preceding the month in which the date of issue of equity subscription rights falls, at the Tokyo Stock Exchange, multiplied by 1.20, with fractions less than one yen being rounded up to a whole yen. However, in case the amount is less than the closing price of the Company’s ordinary shares on the issue date of such equity subscription rights (if there is no transaction of the Company’s ordinary shares, the closing price on the date immediately preceding it) closing price of the date immediately preceding the transaction, the closing price shall be the strike price.

Exercise period: To be determined by the Board of Directors between July 1, 2006 and June 30, 2008

[English Translation of the Auditors’ Report Originally Issued in Japanese Language]

Independent Auditors’ Report

May 27, 2005
The Board of Directors
KONAMI CORPORATION:

KPMG AZSA & Co.

Hideki Amano (Seal)
Designated and Engagement Partner
Certified Public Accountant

Hidetoshi Fukuda (Seal)
Designated and Engagement Partner
Certified Public Accountant

We have audited the consolidated statutory report, that is the consolidated balance sheet and the consolidated statement of income of KONAMI CORPORATION (“the Company”) for the 33rd business year from April 1, 2004 to March 31, 2005 in accordance with Article 19-2(3) of the “Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki Kaisha”. The consolidated statutory report is the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated statutory report based on our audit as independent auditors.

We conducted our audit in accordance with generally accepted auditing standards in Japan. Those auditing standards require us to obtain reasonable assurance about whether the consolidated statutory report is free of material misstatement. An audit is performed on a test basis, and includes assessing the accounting principles used, the method of their application and estimates made by management, as well as evaluating the overall presentation of the statutory report and supporting schedules. We believe that our audit provides a reasonable basis for our opinion. Our audit procedures also include those considered necessary for the Company’s majority-owned subsidiaries.

As a result of the audit, in our opinion, the consolidated statutory report referred to above presents fairy the consolidated financial position of the Company and consolidated subsidiaries, and the consolidated results of their operations in conformity with related laws and regulations and the Articles of Incorporation of the Company.

As discussed in Note to the consolidated statutory report, merger of three of its majority-owned subsidiaries, sale of Takara Co., Ltd. shares, additional acquisition of Hudson Soft Co., Ltd. shares and approval of subscription-rights option plan by the board of directors may have a material effect on the financial position and the results of operations of the Company and subsidiaries in the business years subsequent to March 31, 2005.

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

Report of the Board of Corporate Auditors on the Consolidated Financial Statements

Having received reports from each corporate auditor regarding the methods and results of the audit for the 33rd term of business that extended from April 1, 2004 to March 31, 2005, and based on discussion of relevant matters, we, the Board of Corporate Auditors, present our report on the Company’s consolidated financial statements (the consolidated balance sheet and statement of income).

1. Outline of Auditing Procedures by the Corporate Auditors

Based on the auditing standards established by the Board of Corporate Auditors and in accordance with the allocation of responsibilities, each of the auditors received reports and explanations from the directors of the Company and the independent auditors regarding the consolidated financial statements and, where deemed necessary, audited the operations and financial condition of subsidiaries and consolidated subsidiaries, based on documents requested from these firms.

2. Conclusions of the Audit

(1)	We affirm that the methods and the conclusions of the audit by Azsa & Co., the independent auditors are proper.

(2)	Based on the results of subsidiaries and consolidated subsidiaries audits, we note no material findings with respect to the consolidated financial statements.

3. Subsequent events

We certify that recognized significant events occurring after the end of the fiscal year under review that would have a material impact on the Company’s financial statements in terms of the assets and income/loss of the Company are limited to the merger with three production subsidiaries, the underwriting of a third-party capital increase of Hudson Soft Co., Ltd. and the disposal of shares in Takara Co., Ltd.

May 31, 2005

Board of Corporate Auditors

KONAMI CORPORATION

Noboru Onuma	(Seal)
Standing Statutory Corporate Auditor

Tetsuro Yamamoto	(Seal)
Standing Statutory Corporate Auditor

Minoru Nagaoka	(Seal)
Statutory Corporate Auditor

Masataka Imaizumi	(Seal)
Statutory Corporate Auditor

Note: Statutory Corporate Auditors Messrs. Noboru Onuma, Tetsuro Yamamoto, Minoru Nagaoka and Masataka Imaizumi are outside statutory corporate auditors as provided for in Article 18.1 of the “Law for Special Exceptions to the Commercial Code concerning Audits, etc. of Corporations” of Japan.

Balance Sheet

(As of March 31, 2005)

(Millions of yen)

ASSETS:
Current assets	¥79,904
Cash and cash equivalents	37,121
Trade accounts receivable	18,233
Finished products	2,846
Raw materials and supplies	719
Work in process	2,019
Advances	3,862
Prepaid expenses	577
Deferred tax asset	9,719
Short-term loans to subsidiaries	3,192
Other accounts receivable	1,244
Other	567
Allowance for bad debts	(199)

Fixed assets	¥107,894
Tangible fixed assets	1,986
Buildings improvement	356
Structures	1
Machinery	0
Transportation equipment	3
Tools and fixtures	1,596
Construction in progress	27
Intangible fixed assets	11,332
In-house software	5,899
In-house software development in progress	5,427
Other	5
Investments and other assets	94,574
Investment securities	360
Investments in subsidiaries and affiliates	87,318
Long-term loans to subsidiaries	1,496
Receivables from customers in bankruptcy proceedings	98
Long-term prepaid expenses	61
Deferred tax asset	2,380
Lease deposits	2,459
Other	511
Allowance for bad debts	(111)

Total assets	¥187,798

LIABILITIES:
Current liabilities	¥41,008
Trade notes payable	5,662
Trade accounts payable	8,589
Bonds redeemable with 1 year	15,000
Current portion of long-term debt	912
Other accounts payable	2,443
Accrued expenses	4,843
Income taxes payable	3,245
Short-term deposits received	136
Other	173

Long-term liabilities	¥35,367
Bonds	30,000
Long-term debt	3,972
Liabilities for directors’ retirement benefits	1,354
Long-term deposits received	41

Total liabilities	¥76,375

SHAREHOLDERS’ EQUITY:
Common stock	47,398
Capital reserves	47,106
Additional paid-in capital	23,608
Other capital reserves	23,498
Gain on reduction of capital or capital reserves	23,498
Retained earnings	45,188
Appropriated earned surplus	29,094
General reserve	29,094
Unappropriated earned surplus	16,093

Valuation differences on stocks, etc.	0

Treasury stock	(28,271)

Total shareholders’ equity	¥111,423

Total liabilities and shareholders’ equity	¥187,798

Statement of Income

(Year ended March 31, 2005)

(Millions of yen)

I	Net revenues	¥134,117

II	Costs and expenses	129,855
	Cost of revenues	107,121
	Selling, general and administrative expenses	22,733

	Operating income	4,261

III	Non-operating income	9,838
	Interest and dividend income	9,483
	Foreign exchange gains	245
	Other	109

IV	Non-operating expenses	652
	Interest expenses	153
	Bond interest expense	400
	Other	98

	Ordinary income	13,447

V	Extraordinary income	1,722
	Gain on sale of shares of affiliated companies	703
	Gain on reversal of allowance for investment loss on subsidiary	1,019

VI	Extraordinary losses	67
	Loss on disposal of fixed assets	67

Income before income taxes		15,102
Current		4,410
Deferred		(2,102)
Net income		12,794

Unappropriated earned surplus carried forward		6,534
Interim cash dividends		3,235
Unappropriated earned surplus		¥16,093

Summary of Significant Accounting Policies

1.	Methods and standards for the valuation of assets

(1)	Marketable and Investment Securities

Securities in affiliated companies are stated at cost based on the moving average method.

Other investment securities

—	Quoted securities:	the market value method is applied, based on the market value as of the fiscal year-end. The entire positive or negative valuation difference with the purchase price is booked directly as shareholders’ equity, and the cost of securities sold is calculated using the moving average method

	Unquoted securities:	valued at cost using the moving average method

(2)	Derivatives

Stated at fair value.

(3)	Inventories

Finished products and raw materials and supplies are stated at cost determined by the moving average method.

Work in process consisting of hardware products is stated at cost determined by the moving average method while work in process consisting of software products is stated at cost determined by the specific identification method.

2.	Depreciation methods

Tangible fixed assets are depreciated mainly using the declining balance method while intangible fixed assets are amortized mainly using the straight-line method. For in-house software, amortization is computed using the straight-line method based on the estimated useful life of 5 years.

3.	Accounting standards for material reserves

(1)	Allowance for bad debts

Generally, allowance for bad debts is calculated based on the actual ratio of bad debt losses incurred. For specific accounts with higher possibility of bad debt loss, the allowance is determined by respective judgment.

(2)	Liability for retirement benefits (Prepaid pension expense)

Provided based on the estimated amount of the projected benefit obligation and the plan assets at the year-end. Unrecognized net transition asset of ¥81 million is credited to expense over 13 years on a straight-line basis. Unrecognized actuarial net gain or loss will be amortized from the following fiscal year within the average remaining service period of 8 years on a straight-line basis.

(3)	Allowance for directors’ retirement benefits

Reserved as per Article 43, of the Commercial Code to provide for the payment of special retirement allowances to directors and corporate auditors. The amount is calculated based on the amount to be paid at the end of the term as per internal regulations.

4. Leases

Finance leases other than those that are deemed to transfer ownership of the leased property to the lessee are accounted for as operating lease transactions.

5. Consumption Tax

Consumption tax is excluded from the stated amount of revenue and expenses.

6. Rounding policy

Amounts of less than one thousand yen are rounded to the nearest unit.

7. Others

The rules governing exemptions for affiliates under Article 48, Section 1 of the Commercial Code are applied to the presentation of certain parts of the financial statements.

Notes to Balance Sheet

1. Monetary assets and liabilities in relation to subsidiaries and affiliated companies

	(Millions of yen	)

Short-term assets	26,278
Short-term liabilities	4,421
Long-term assets	2,641
Long-term liabilities	39

2. Accumulated depreciation of tangible fixed assets                                                          ¥3,949 million

3. Major leased assets

In addition to tangible fixed assets shown on the balance sheet, computers used for research, development, and production and some office equipment are leased.

4. Number of outstanding shares and treasury stock

Total shares outstanding at end of term:	128,737,566 shares
Number of own shares held at end of term:	9,256,155 shares

5. Limitation on dividend

Net asset value as stipulated in Article 124 Section 3 of the Commercial Code: ¥0 million

Notes to Statement of Income

1. Transactions with subsidiaries and affiliated companies

	(Millions of yen	)

Revenues	133,209
Purchases	23,399
Selling, general and administrative expenses	4,454
Non-operating transactions	9,866

2. Net income per share	¥105.33

Proposed Appropriation Plan of Earned Surplus

(Year ended March 31, 2005)

	(Yen	)

Unappropriated earned surplus at year-end	¥16,093,700,333

To be appropriated as follows.
Cash dividends ( ¥27.0 per share)	3,225,998,097
Directors’ bonuses	157,000,000
General reserve	5,000,000,000
Unappropriated earned surplus carried forward to next year	¥7,710,702,236

Notes:
1.	On November 30, 2004, interim cash dividends amounting to ¥3,235,228,938 (¥27.0 per share) were paid.
2.	Cash dividends exclude dividends on 9,256,155 shares of treasury stock.

(Translation of the original auditors’ report issued in the Japanese language.)

Independent Auditors’ Report

May 9, 2005

The Board of Directors of

KONAMI CORPORATION:
Azsa & Co.
Hideki Amano
Designated and Engagement Partner
Certified Public Accountant

Hidetoshi Fukuda
Designated and Engagement Partner
Certified Public Accountant

We have audited the balance sheet, the statement of profit and loss, the business report (limited to matters concerning accounting), the proposal for appropriation of earnings, and the related schedules (limited to matters concerning accounting) of KONAMI CORPORATION (“the Company”) for the 33rd business year ended March 31, 2005 for the purpose of reporting under the provisions of Article 2.1 of the Commercial Code Special Measures Law concerning Audit, etc. of Kabushiki Kaisha. With respect to the aforementioned business report and the schedules, our audit was limited to matters concerning accounting, which are based on the accounting records of the Company. The aforementioned business report and the schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit is conducted on a test basis and includes assessment of the accounting principles adopted, their application and significant estimates made by management, as well as evaluation of the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion. Our audit also included auditing procedures that we deemed necessary pertaining to subsidiaries.

In our opinion,

(1)	the balance sheet and the statement of profit and loss present fairly the financial position and results of its operations of the Company in conformity with laws, ordinances and the Articles of Incorporation of the Company;

(2)	the business report, insofar as it relates to matters concerning accounting included therein, presents fairly the status of the Company in conformity with laws, ordinances and the Articles of Incorporation of the Company;

(3)	the proposal for appropriation of earnings has been prepared in conformity with laws, ordinances and the Articles of Incorporation of the Company; and

(4)	with respect to the schedules, insofar as they relate to matters concerning accounting included therein, there is no matter to be pointed out under the provision of the Commercial Code.

We certify that recognized significant events occurring after the end of the fiscal year under review that would have a material impact on the Company’s financial statements in terms of the assets and income/loss of the Company are limited to the merger with three production subsidiaries, the underwriting of a third-party capital increase of Hudson Soft Co., Ltd. and the disposal of shares in Takara Co., Ltd.

We have no financial or other interests in the Company required to be stated by the provisions of the Certified Public Accountant Law.

COPY OF THE BOARD OF STATUTORY CORPORATE AUDITORS’ REPORT

We, the Board of Corporate Auditors, have received reports from each of the Corporate auditors on the Conduct of business activities by the directors of the Company during the 33rd term, Which extended from April 1, 2004 to March 31, 2005 and on the methods and results of the audit covering such term. After meeting and discussing these matters, we report as follows:

1. Outline of Auditing Procedures by the Corporate Auditors

Based on the auditing standards established by the Board of Corporate Auditors and in accordance with audit policies and plans, each of the auditors attended meetings of the Board of Directors and other important meetings; interviewed directors regarding the execution of their duties (including matters such as oversight of internal control systems for legal compliance and risk management); inspected important accounting documents; carried out investigations of the Company’s business operations and financial condition at the Head Office and all major sites; and audited the operations and financial condition of major subsidiaries as necessary, based on documents requested from these firms.

In addition to the above-mentioned auditing procedures, with respect to such matters as the engagement of a director in a competing business, the conduct of transactions causing a conflict of interest between a director and the Company, the provision of benefits by the Company without consideration, the conduct of irregular transactions with subsidiaries or shareholders of the Company, and acquisitions and disposal of own shares by the Company, we employed such methods as requiring reports from directors and others and made detailed inspections or such matters.

2. Conclusions of the Audit

(1)	We affirm that the methods and the conclusions of the audit by Azsa & Co., the independent auditors are proper.

(2)	We affirm that the business report fairly presents the situation of the Company in compliance with the provisions of applicable laws, regulations and the Articles of Incorporation.

(3)	That the proposition relating to the appropriation of retained earnings has nothing to be pointed out considering the state of property of the Company and other circumstances;

(4)	That the accompanying detailed statements fairly present the matters to be stated therein and contain nothing to be pointed out; and

(5)	We affirm that there have been no illegal acts committed or any serious violations of laws and regulations or the Company’s Articles of Incorporation with regard to the directors’ execution of corporate duties.

We also affirm that there have been no violations by directors with regard to matters such as engaging in a competing business or other operational conflicts of interest, receipt of remuneration other than that for execution of corporate duties, conduct of irregular transactions with subsidiaries or shareholders of the Company, or the acquisition or disposal of shares in the Company.

(6)	We note no material findings with respect to the directors’ execution of duties in regard to internal control systems.

(7)	Based on the results of subsidiary audits, we note no material findings with respect to the directors’ execution of duties.

3. Subsequent events

We certify that recognized significant events occurring after the end of the fiscal year under review that would have a material impact on the Company’s financial statements in terms of the assets and income/loss of the Company are limited to the merger with three production subsidiaries, the underwriting of a third-party capital increase of Hudson Soft Co., Ltd. and the disposal of shares in Takara Co., Ltd.

May 9, 2005

Board of Corporate Auditors

KONAMI CORPORATION

Noboru Onuma	(Seal)
Standing Statutory Corporate Auditor

Tetsuro Yamamoto	(Seal)
Standing Statutory Corporate Auditor

Minoru Nagaoka	(Seal)
Statutory Corporate Auditor

Masataka Imaizumi	(Seal)
Statutory Corporate Auditor

Note: Statutory Corporate Auditors Messrs. Noboru Onuma, Tetsuro Yamamoto, Minoru Nagaoka and Masataka Imaizumi are outside statutory corporate auditors as provided for in Article18.1 of the “Law for Special Exceptions to the Commercial Code concerning Audits, etc. of Corporations” of Japan.

Reference Materials Concerning the Exercise of Voting Rights

1.	Number of votes for all shareholders 1,194,115

2.	Proposals and related items

Proposal 1: Acceptance of Proposed Appropriation Plan of Earned Surplus for the 33rd fiscal year.

Details of this proposal appear on page 37 of the appended materials.

The Company believes that the maintenance of a high dividend and the enhancement of enterprise value are important means of providing value to shareholders.

Based on the policy concerning dividends described above, the dividend for the current term is proposed to be ¥27 per share.

When this dividend is added to the interim dividend (¥27 per share), the total dividend for the year is ¥54 per share.

Proposal 2: Amendments to the Articles of Incorporation

1.	Reasons for amendments

The Company proposes to make partial amendments to the Articles of Incorporation for the reasons outlined below.

(1)	Additional items are proposed for Article 2 (Objectives) to cover future business development possibilities.

(2)	Revisions to the Commercial Code governing the use of electronic media for disseminating corporate public notices (Law No. 87, 2004) came into force on February 1, 2005. These introduced a system permitting the online publication of such notices. In view of widespread Internet usage, the Company proposes to amend Article 4 of the Articles of Incorporation to permit electronic publication of Company notices, since this promises to reduce publication costs while also making it easier for such notices to be viewed.

(3)	To enable swift decision-making to respond accurately to a fast-changing business environment, the Company proposes to lower the maximum number of directors from 25 to 12 via an amendment of Article 16 (Number of Directors).

2.	Specific changes

A table comparing the current Articles of Incorporation with the proposed changes is shown below.

(Amendments are underlined)

Current Articles of Incorporation		Proposed changes

(Objectives)		(Objectives)
Article 2	The Company shall aim to carry out the following businesses.	Article 2	The Company shall aim to carry out the following businesses.

	1. <Text omitted>		1. <Text unchanged>

2. The planning, production and sale of recordings of sound and moving visual images on records, tapes, disks, film, etc.

2.      Planning, production, manufacture, rental and distribution of music, audio and visual software (including disks, tape and film, etc.); production and acquisition of master copies, and transferal or usage permission thereof.

	3. (Newly added)		3. Acquisition, management, promotion of usage and development of music copyright and related performance rights, and transferal or usage permission thereof.

	3. The planning, production and sale of books, magazines and other publications		4. Planning, production and distribution of books, magazines, sheet music and other publications

4. to 19 <Text omitted>		5. to 20. <Text unchanged>

(Method of Public Notification)		(Method of Public Notification)

Article 4	The Company shall publish its public notifications in the Nihon Keizai Shimbun.	Article 4	Public notices of the Company shall be published electronically. In cases where accident or other unavoidable circumstances preclude online publication, notices shall be carried in the Nihon Keizai Shimbun.

(Number of Directors)		(Number of Directors)

Article 16	The number of Directors of the Company shall not be more than twenty-five (25).	Article 16	The number of Directors of the Company shall not be more than twelve (12).

Proposal 3: Election of 8 members to the Board of Directors

Because the terms of office for all directors expire as of the end of this General Meeting of Shareholders, this proposal requests the election of 8 directors.

Candidates for the new board are as follows:

In addition, the following nominees for director are candidates for external director, as provided under Article 188-2-7-2 of the Commercial Code: Tomokazu Godai, Hiroyuki Mizuno and Akira Gemma.

	Name (Date of Birth)	Resume & representation of other companies			Shares of the Company’s stock owned
1	Kagemasa Kozuki (Nov. 12, 1940)	Mar. Mar. Mar. Jun. Jun.	1969 1973 1974 1987 1994	Founded Konami Industries (private enterprise) Established Konami Industries Co., Ltd. (now KONAMI CORPORATION) with the paid-in capital of ¥1 million Assumed the office of Representative Director and President Representative Director and Chairman of the Board Representative Director and Chairman of the Board and CEO (to present)	92,760

2	Kagehiko Kozuki (Mar. 7, 1944)	Dec. May Aug. May Jun. Mar.	1983 1984 1990 1991 1997 1998	Joined the Company as Manager of Production division Director Managing Director Senior Managing Director Director and Vice Chairman Representative Director and Vice Chairman (to present)	27,543
		Representation of other companies • Representative Director and Chairman of the Board, Konami Marketing, Inc.

3	Noriaki Yamaguchi (Jan. 26, 1944)	Jun. Jun. Jul. Feb. Jun. Jun. Jan.	1994 1994 1995 1996 2000 2001 2003	Joined the Company as Advisor Managing Director in charge of International Business Division Managing Director in charge of Administration Division Managing Director in charge of Finance and Accounting Division Director and Executive Corporate Officer Finance and Accounting Division Representative Director and Executive Corporate Officer Finance and Accounting Division Representative Director and Executive Corporate Officer, Vice President and CFO (to present)	14,372

	Name (Date of Birth)	Resume & representation of other companies			Shares of the Company’s stock owned
* 4	Kimihiko Higashio (Sep. 24, 1959)	Dec. Jan. May Jan.	1997 2000 2003 2005	Joined the Company Executive Corporate Officer (Kansai Region Representative) Executive Corporate Officer (Division President, Human Resources) Division President, Human Resources (to present)	1,766
		Representation of other companies • Representative Director and President, Konami Career Management, Inc.

5	External Director Tomokazu Godai (Oct. 6, 1939)	May	1992	Director (to present)	7,408

Representation of other companies

• Representative Director and President, Maya Tec Co., Ltd.

• Representative Director and President, Santetsu Giken Co., Ltd.

• Representative Director and President, Hiroshima River Industry Co., Ltd.

6	External Director Hiroyuki Mizuno (Apr. 20, 1929)	Jun. Aug. Jun. Mar.	1990 1994 2001 2003	Vice President, Matsushita Electrical Industrial Co., Ltd. Adjunct Professor, Stanford University Director (to present) Director, Research Institute of Kochi University of Technology (to present)	6,749

7	Tsutomu Takeda (May 13, 1937)	Mar. Sep. Jun.	1996 2001 2003	Representative Director and President, Asatsu Inc. (the present-day Asatsu-DK Inc.) Director and Senior Corporate Adviser Director (to present)	20,800
		Representation of other companies • Representative Director and Chairman of the Board, Konami Sports Corporation
8	External Director Akira Gemma (Aug. 1, 1934)	Jun. Jun. Jun.	1997 2002 2003	Representative Director and President, SHISEIDO Co., Ltd. Representative Director and Corporate Officer, Chairman of the Board Senior Corporate Adviser (to present)	7,300

Notes

1.	The proposed candidate for director Tsutomu Takeda is concurrently a representative director of Konami Sports Corporation. A trading relationship exists between the Company and Konami Sports Corporation extending to the provision of network and other services.

2.	No special conflicts of interest exist between the Company and any other proposed candidates for director.

3.	The asterisk indicates a first-time candidate.

Proposal 4: Election of 1 Corporate Auditor

The term of office of Noboru Onuma expire at the end of this General Meeting. Accordingly, this proposal requests the election of 1 statutory auditor. The following is information on the nominee for corporate auditor.

Candidates for the new corporate auditor is as follows:

The Company has received approval from the Board of Auditors for this proposal.

Noboru Onuma is a nominee for external statutory auditors, as provided under Article 18.1 of the Law Concerning Special Measures under the Commercial Code with respect to Audits, etc. of Corporations (Kabushiki Kaisha).

Name (Date of Birth)	Resume & representation of other companies			Shares of the Company’s stock owned
Noboru Onuma (Jan. 1, 1948)	Apr. Apr. Apr. Jun.	1970 1998 1999 1999	Entered Mitsui Bank (now Sumitomo Mitsui Banking Corporation) Sakura Bank: General Manager, Fukuoka Branch Sakura Bank: Director Appointed Standing Corporate Auditor of the Company (to present)	1,166

Note: There is no special conflict of interest between the candidate and the Company.

Proposal 5: Retirement allowance for a retiring member of the Board of Directors

The term of office of director Toshiro Tateno comes to an end at the conclusion of this general meeting. In recognition of his contribution, both as a director from June 2000 onwards and as a senior manager prior to that, the Company would like to award him a retirement allowance within the scope provided for in Company regulations governing allowances for directors. We ask that the specific amount, timing of its payment, method, and other details be left to the discretion of the Board of Directors.

The following is a brief summary of the careers of the retiring Director.

Name	Resume & representation of other companies
Toshiro Tateno	Apr. Jun. Mar. Nov. Jun. May Apr. May	1994 1996 1998 1999 2000 2004 2005 2005

Joined the Company

Director in charge of Planning Division

Managing Director in charge of Planning Division

Managing Director in charge of Management Division

Director and Executive Corporate Officer Corporate Planning Division (to present)

Director and Executive Corporate Officer Consolidated Corporate Planning Division

Director and Executive Corporate Officer

Director (to present)

Proposal 6: Issuance of new equity subscription rights in the form of stock options

The Company seeks the approval of shareholders to issue new equity subscription rights in the form of stock options, the aim of which is to raise the motivation of executive officers and employees of Konami Corporation, its subsidiaries and affiliates, and to facilitate greater retention of talent. More details of this proposal are set out below in pages 47 to 55.

1. Rationale for issuance of stock options on preferential terms

The merger on April 1, 2005 of the Company with the three production subsidiaries Konami Computer Entertainment Studios, Inc., Konami Computer Entertainment Tokyo, Inc., and Konami Computer Entertainment Japan, Inc. (hereinafter referred to collectively as “the three dissolved firms”) resulted in the discontinuation of stock options that had been granted by the three dissolved firms. To ensure incentives made by the three dissolved firms remain in place, based on the stock options previously granted the Company plans to award new stock option plans with varying terms (plans A–H, detailed below) in order to raise the motivation of any executive officers and employees of the Company, its subsidiaries and affiliates that were owners of stock options previously granted by the three dissolved firms.

Stock option plan I, also detailed below, contains provisions that allow the granting of extra options to certain executive officers and employees of Konami Corporation, its subsidiaries and affiliates as additional incentives to ensure that the value of the Company is maximized.

2. Outline of issuance of stock options (Plan A)

(1)	Recipients of stock options

Recipients shall be limited to executive officers and employees of the Company, its subsidiaries and affiliates.

(2)	Type and number of shares purchasable under stock option plan

The maximum number of shares of the Company’s common stock that can be purchased shall be 10,900.

Exception: Any adjustment to the number of shares per option in accordance with (3) below shall result in a corresponding change to this ceiling.

(3)	Total issuance of stock options

The maximum number of options that can be granted shall be 109.

The number of shares corresponding to each option shall equal 100. In the event of a common stock split or share consolidation, the number of shares per option shall be adjusted in accordance with the following formula.

Post-adjustment number = Pre-adjustment number × Split/consolidation ratio

Similarly, appropriate adjustments to the number of shares per option shall be made, within the limits of necessity and reason, in the event of a merger involving the Company, a stock split, a reduction in capital or any other eventuality that necessitates such adjustment.

In such cases, all fractional shares of less than one unit that are created by this adjustment shall be rounded down.

(4)	Issuance price of stock options

All options shall be issued gratis.

(5)	Amount paid to exercise stock options

In all cases, the amount paid to exercise stock options shall equal the number of shares pertaining to the options being exercised multiplied by the amount paid per share issued or transferred as a result of the exercise of the said options (hereinafter referred to as the “strike price”).

The strike price is set at ¥2,761.

The strike price shall be adjusted in accordance with the following formula in the event of a common stock split or share consolidation. Any fractional shares valued at under ¥1 that are created by such adjustment shall be rounded up.

Post-adjustment strike price = Pre-adjustment strike price ×	1
Split/consolidation ratio

In addition, the strike price shall be adjusted in accordance with the following formula in cases where the Company either issues new equity in the form of common stock or cancels treasury stock at below market price (excluding the conversion of equity warrants or of equity warrants with forcible conversion clauses, or the exercise of stock options or of compulsory sales rights for shares of less than the minimal trading unit (tangen) as stipulated in Article 221 Section 2 of the Commercial Code). Any fractional shares valued at under ¥1 that are created by such adjustment shall be rounded up.

Post-adjustment strike price	=	Pre-adjustment strike price	×	Total shares in issue	+	New shares issued × price paid per share
Market price
Total shares in issue + New shares issued

“Total shares in issue” in the above formula shall equal the total number of shares of the Company’s common stock outstanding, less the number of shares of common stock owned by the Company as treasury stock. In the case of treasury stock cancellations, “New shares issued” in the above formula shall be taken to mean “Number of shares of treasury stock cancelled.”

Similarly, appropriate adjustments shall be made to the strike price, within the limits of necessity and reason, in the event of a merger involving the Company, a common stock split, a reduction in capital or other eventuality that necessitates the adjustment of the strike price.

(6)	Exercise period for stock options

The Board of Directors shall determine the exercise period for stock options between August 1, 2005 and December 15, 2005.

(7)	Conditions attached to exercising stock options

1) Partial exercising of stock options shall not be permitted.

2) The Board of Directors shall determine other conditions attached to exercising stock options.

(8)	Rationale for and terms attached to cancellation of stock options

The Company shall retain the right, at any time, to cancel at no charge any unexercised stock options that it owns or acquires.

(9)	Restrictions on transfer of stock options

Transfers of stock options shall require the approval of the Board of Directors of the Company.

3.	Outline of issuance of stock options (Plan B)

(1)	Recipients of stock options

Recipients shall be limited to executive officers and employees of the Company, its subsidiaries and affiliates.

(2)	Type and number of shares purchasable under stock option plan

The maximum number of shares of the Company’s common stock that can be purchased shall be 24,800.

Exception: Any adjustment to the number of shares per option in accordance with (3) below shall result in a corresponding change to this ceiling.

(3)	Total issuance of stock options

The maximum number of options that can be granted shall be 248.

The number of shares per option shall equal 100. Any adjustments in this number shall be in accordance with the corresponding provisions of stock option Plan A (see 2. (3) above).

(4)	Issuance price of stock options

All options shall be issued gratis.

(5)	Amount paid to exercise stock options

In all cases, the amount paid to exercise stock options shall equal the number of shares pertaining to the options being exercised multiplied by the amount paid per share issued or transferred as a result of the exercise of the said options (hereinafter referred to as the “strike price”).

The strike price is set at ¥2,814.

Any adjustments to the strike price shall be in accordance with the corresponding provisions of stock option Plan A (see 2. (5) above).

(6)	Exercise period for stock options

The Board of Directors shall determine the exercise period for stock options between August 1, 2005 and July 31, 2007.

(7) – (9): same as in stock option Plan A

4.	Outline of issuance of stock options (Plan C)

(1)	Recipients of stock options

Recipients shall be limited to executive officers and employees of the Company, its subsidiaries and affiliates.

(2)	Type and number of shares purchasable under stock option plan

The maximum number of shares of the Company’s common stock that can be purchased shall be 72,600.

Exception: Any adjustment to the number of shares per option in accordance with (3) below shall result in a corresponding change to this ceiling.

(3)	Total issuance of stock options

The maximum number of options that can be granted shall be 726.

The number of shares per option shall equal 100. Any adjustments in this number shall be in accordance with the corresponding provisions of stock option Plan A (see 2. (3) above).

(4)	Issuance price of stock options

All options shall be issued gratis.

(5)	Amount paid to exercise stock options

In all cases, the amount paid to exercise stock options shall equal the number of shares pertaining to the options being exercised multiplied by the amount paid per share issued or transferred as a result of the exercise of the said options (hereinafter referred to as the “strike price”).

The strike price is set at ¥2,857.

Any adjustments to the strike price shall be in accordance with the corresponding provisions of stock option Plan A (see 2. (5) above).

(6)	Exercise period for stock options

The Board of Directors shall determine the exercise period for stock options between July 1, 2006 and June 30, 2008.

(7) – (9): same as in stock option Plan A

5.	Outline of issuance of stock options (Plan D)

(1)	Recipients of stock options

Recipients shall be limited to executive officers and employees of the Company, its subsidiaries and affiliates.

(2)	Type and number of shares purchasable under stock option plan

The maximum number of shares of the Company’s common stock that can be purchased shall be 94,900.

Exception: Any adjustment to the number of shares per option in accordance with (3) below shall result in a corresponding change to this ceiling.

(3)	Total issuance of stock options

The maximum number of options that can be granted shall be 949.

The number of shares per option shall equal 100. Any adjustments in this number shall be in accordance with the corresponding provisions of stock option Plan A (see 2. (3) above).

(4)	Issuance price of stock options

All options shall be issued gratis.

(5)	Amount paid to exercise stock options

In all cases, the amount paid to exercise stock options shall equal the number of shares pertaining to the options being exercised multiplied by the amount paid per share issued or transferred as a result of the exercise of the said options (hereinafter referred to as the “strike price”).

The strike price is set at ¥1,779.

Any adjustments to the strike price shall be in accordance with the corresponding provisions of stock option Plan A (see 2. (5) above).

(6)	Exercise period for stock options

The Board of Directors shall determine the exercise period for stock options between August 1, 2005 and November 13, 2006.

(7) – (9): same as in stock option Plan A

6.	Outline of issuance of stock options (Plan E)

(1)	Recipients of stock options

Recipients shall be limited to executive officers and employees of the Company, its subsidiaries and affiliates.

(2)	Type and number of shares purchasable under stock option plan

The maximum number of shares of the Company’s common stock that can be purchased shall be 44,000.

Exception: Any adjustment to the number of shares per option in accordance with (3) below shall result in a corresponding change to this ceiling.

(3)	Total issuance of stock options

The maximum number of options that can be granted shall be 440.

The number of shares per option shall equal 100. Any adjustments in this number shall be in accordance with the corresponding provisions of stock option Plan A (see 2. (3) above).

(4)	Issuance price of stock options

All options shall be issued gratis.

(5)	Amount paid to exercise stock options

In all cases, the amount paid to exercise stock options shall equal the number of shares pertaining to the options being exercised multiplied by the amount paid per share issued or transferred as a result of the exercise of the said options (hereinafter referred to as the “strike price”).

The strike price is set at ¥1,670.

Any adjustments to the strike price shall be in accordance with the corresponding provisions of stock option Plan A (see 2. (5) above).

(6)	Exercise period for stock options

The Board of Directors shall determine the exercise period for stock options between August 1, 2005 and July 31, 2007.

(7) – (9): same as in stock option Plan A

7.	Outline of issuance of stock options (Plan F)

(1)	Recipients of stock options

Recipients shall be limited to executive officers and employees of the Company, its subsidiaries and affiliates.

(2)	Type and number of shares purchasable under stock option plan

The maximum number of shares of the Company’s common stock that can be purchased shall be 51,400.

Exception: Any adjustment to the number of shares per option in accordance with (3) below shall result in a corresponding change to this ceiling.

(3)	Total issuance of stock options

The maximum number of options that can be granted shall be 514.

The number of shares per option shall equal 100. Any adjustments in this number shall be in accordance with the corresponding provisions of stock option Plan A (see 2. (3) above).

(4)	Issuance price of stock options

All options shall be issued gratis.

(5)	Amount paid to exercise stock options

In all cases, the amount paid to exercise stock options shall equal the number of shares pertaining to the options being exercised multiplied by the amount paid per share issued or transferred as a result of the exercise of the said options (hereinafter referred to as the “strike price”).

The strike price is set at ¥2,399.

Any adjustments to the strike price shall be in accordance with the corresponding provisions of stock option Plan A (see 2. (5) above).

(6)	Exercise period for stock options

The Board of Directors shall determine the exercise period for stock options between July 1, 2006 and June 30, 2008.

(7) – (9): same as in stock option Plan A

8.	Outline of issuance of stock options (Plan G)

(1)	Recipients of stock options

Recipients shall be limited to executive officers and employees of the Company, its subsidiaries and affiliates.

(2)	Type and number of shares purchasable under stock option plan

The maximum number of shares of the Company’s common stock that can be purchased shall be 83,100.

Exception: Any adjustment to the number of shares per option in accordance with (3) below shall result in a corresponding change to this ceiling.

(3)	Total issuance of stock options

The maximum number of options that can be granted shall be 831.

The number of shares per option shall equal 100. Any adjustments in this number shall be in accordance with the corresponding provisions of stock option Plan A (see 2. (3) above).

(4)	Issuance price of stock options

All options shall be issued gratis.

(5)	Amount paid to exercise stock options

In all cases, the amount paid to exercise stock options shall equal the number of shares pertaining to the options being exercised multiplied by the amount paid per share issued or transferred as a result of the exercise of the said options (hereinafter referred to as the “strike price”).

The strike price is set at ¥2,146.

Any adjustments to the strike price shall be in accordance with the corresponding provisions of stock option Plan A (see 2. (5) above).

(6)	Exercise period for stock options

The Board of Directors shall determine the exercise period for stock options between August 1, 2005 and November 13, 2007.

(7) – (9): same as in stock option Plan A

9.	Outline of issuance of stock options (Plan H)

(1)	Recipients of stock options

Recipients shall be limited to executive officers and employees of the Company, its subsidiaries and affiliates.

(2)	Type and number of shares purchasable under stock option plan

The maximum number of shares of the Company’s common stock that can be purchased shall be 31,200.

Exception: Any adjustment to the number of shares per option in accordance with (3) below shall result in a corresponding change to this ceiling.

(3)	Total issuance of stock options

The maximum number of options that can be granted shall be 312.

The number of shares per option shall equal 100. Any adjustments in this number shall be in accordance with the corresponding provisions of stock option Plan A (see 2. (3) above).

(4)	Issuance price of stock options

All options shall be issued gratis.

(5)	Amount paid to exercise stock options

In all cases, the amount paid to exercise stock options shall equal the number of shares pertaining to the options being exercised multiplied by the amount paid per share issued or transferred as a result of the exercise of the said options (hereinafter referred to as the “strike price”).

The strike price is set at ¥2,433.

Any adjustments to the strike price shall be in accordance with the corresponding provisions of stock option Plan A (see 2. (5) above).

(6)	Exercise period for stock options

The Board of Directors shall determine the exercise period for stock options between July 1, 2006 and June 30, 2008.

(7) – (9): same as in stock option Plan A

10.	Outline of issuance of stock options (Plan I)

(1)	Recipients of stock options

Recipients shall be limited to executive officers and employees of the Company, its subsidiaries and affiliates.

(2)	Type and number of shares purchasable under stock option plan

The maximum number of shares of the Company’s common stock that can be purchased shall be 1,150,000.

Exception: Any adjustment to the number of shares per option in accordance with (3) below shall result in a corresponding change to this ceiling.

(3)	Total issuance of stock options

The maximum number of options that can be granted shall be 11,500.

The number of shares per option shall equal 100. Any adjustments in this number shall be in accordance with the corresponding provisions of stock option Plan A (see 2. (3) above).

(4)	Issuance price of stock options

All options shall be issued gratis.

(5)	Amount paid to exercise stock options

In all cases, the amount paid to exercise stock options shall equal the number of shares pertaining to the options being exercised multiplied by the amount paid per share issued or transferred as a result of the exercise of the said options (hereinafter referred to as the “strike price”).

The strike price shall be set at a 20% premium to the average of the closing prices (hereinafter referred to as the “closing price”) at which shares of the common stock of the Company trade on the Tokyo Stock Exchange during the month prior to that containing the day on which the stock options are granted (hereinafter referred to as the “issuance date”), excluding any days on which no trading activity in the Company’s shares is recorded. However, if this value is less than the closing price on the issuance date (or the closing price on the most recent trading day if no trading activity in the Company’s shares is recorded on that date), the strike price shall be set at the corresponding closing price. Any fractional values in the strike price shall be rounded up.

Any adjustments to the strike price shall be in accordance with the corresponding provisions of stock option Plan A (see 2. (5) above).

(6)	Exercise period for stock options

The Board of Directors shall determine the exercise period for stock options between July 1, 2007 and June 30, 2009.

(7) – (9): same as in stock option Plan A